This Post-Qualification Amendment No. 4 to such original offering circular amends the offering statement of Streamline USA,  Inc. originally qualified on November 29, 2021, as previously amended and supplemented, to add, update and/or replace information contained in the Offering Statement.

OFFERING CIRCULAR DATED FEBRUARY 17, 2022

STREAMLINE USA, INC.

11264 PLAYA COURT

CULVER CITY, CA 90230 310-397-2300

30,000,000 SHARES OF COMMON STOCK (“SHARES”)

SEE “SECURITIES BEING OFFERED” AT PAGE 22

COMMON SHARES

	Price to Public	Underwriting discount and commissions (2)	Proceeds to issuer (3)
Per share/unit	$2.50
Total Maximum	$75,000,000	$0	$75,000,000

(1)This represents the shares available to be offered as of the date hereof.

(2)The company has not engaged commissioned sales agents or underwriters; see “Plan of Distribution.” In the event a commissioned sales agent or underwriter is engaged, the company will file a Supplement to this Offering Circular.

(3)Does not include expenses of the offering; see “Plan of Distribution.”

The minimum investment amount for Common Shares is $500.

Sales of these securities will commence on approximately 2/19/2022.

This is offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The company has engaged Colonial Stock Transfer Company, Inc. as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis. An investor purchases shares in the amount of the minimum investment, $500 (200 shares). The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company.

Each holder of is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of Shares will vote together with the holders of Shares as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on Page 9.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company

Table of Contents

SUMMARY4

RISK FACTORS7

DILUTION9

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS11

USE OF PROCEEDS TO ISSUER12

THE COMPANY’S BUSINESS13

DESCRIPTION OF PROPERTY15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS16

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES18

COMPENSATION OF DIRECTORS AND EXCUTIVE OFFICERS21

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS21

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS22

SECURITIES BEING OFFERED22

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR24

FINANCIAL STATEMENTS25

In this Offering Circular, the term “Streamline” or “the company” refers to Streamline USA, Inc, and its consolidated subsidiaries.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

The company conducts entertainment marketing services, successfully investing in and, therefore, sharing global revenues from films, focusing on high-quality content, and utilizing the strategic capabilities of the founders to sell streaming videos on multi-channel networks.  The company believes that it will be able to compete in the highly competitive video sector, including by making inroads for consumer choices, into the viewing sector of the large companies, which are, YouTube, Netflix Hulu, Amazon Prime Video and Disney.

The Offering

Securities offered	Maximum of 30,000,000 shares Common Stock (The Shares).

Shares of Common Stock outstanding before the offering	12,400,000

Use of proceeds

All proceeds have been allocated for particular purposes. Such purposes are related primarily to the gaining of access to the multi-channel networks, and to acquiring product, by way of videos, which the channels will accept. Other uses of proceeds include purchase of scripts and copyrights & IP of films, TV series, variety shows, online content, games, digital arts, and NFTs, as well as their related merchandizing, development and expansion of the KOL Key Opinion Leader (aka “Influencer”) matrix database portal (a “KOL”), expansion of IT infrastructure, and staff expansion, legal and accounting fees.

The details of our plans are set forth in “Use of Proceeds.”

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

● annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

● semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

● current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Other future uncertainties may include the inability to convert pre-order commitments into orders, the price which the company may realize on orders, since commitments are stated at list prices, customer actions or developments such as cancellations and other factors that may affect the level of demand and financial performance of the customers which the company will serve, the effectiveness of the risk management framework of the company, the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of regulation and litigation, the capital allocation plan of the company, as such plan may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions by the company.

Further future, uncertainties may limit the success of the company in integrating acquired businesses and operating joint ventures, its ability to realize anticipated earnings and savings from transactions, to acquire businesses and joint ventures, the impact of potential information technology or data security breaches, and other factors, which are described throughout this Fourth Amended Offering Circular. These or other uncertainties may cause actual future results of the company to be materially different than those expressed in these forward-looking statements. The company does not undertake to update its forward-looking statements.

The securities offered herein are highly speculative securities. Investment in the securities involves significant risk. With the exception of affiliates, Rule 144 does not apply to purchasers, who may resell 100% of the shares at any time. The investor should purchase these securities only if the investor can afford a complete loss of the investment.  No Federal or State securities commission has approved, disapproved, endorsed, or recommended this offering. The investor should make an independent decision whether this offering meets the investment objectives and financial risk tolerance level of the investor. No independent person has confirmed the accuracy or truthfulness of this disclosure, nor whether it is complete. Any representation to the contrary is illegal. Furthermore, these authorities have not passed upon the accuracy or adequacy of this Four Amended Offering Circular. Any representation to the contrary is a criminal offense.

This Fourth Amended Offering Circular contains all of the representations by the company concerning this offering. No person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information, not expressly set forth in this Fourth Amended Offering Circular, or in the electronic Form 1-A, posted on EDGAR.

In making an investment decision, investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved.

The securities being offered have not yet been qualified by the United States Securities and Exchange Commission.

There is only one class of shares in this offering: common/voting shares.

No person has been authorized to give any information or to make any representations other than those contained in this Fourth Amended Offering Circular, and, if given or made, such information or representations must not be relied upon as having been authorized by the company.

The investor should consult with any attorneys, accountants, and other professional advisors as to the legal, tax, accounting, and other professionals, concerning the consequences of an investment in the company.

Statements of future forecasts, projections and expectations are not statements of returns on investment.

The business of the company is extremely competitive, competing with companies such as Disney and Netflix. Market penetration, as a result, may not be immediate.

The company has achieved the tasks as shown in the Fourth Amended Offering Circular, with regard to organization, corporate governance and initial capitalization, and therefore, has some operating history.

However, the company has achieved only a limited operating history as far as sales, revenue from sales and establishing a customer base. Further details on the nature and extent of such operating history are shown below in this Fourth Amended Offering Circular.

Company officials have instituted the following risk mitigation measures: a ) 3-day right of withdrawal: The subscription agreement provides for a three-day right of withdrawal ‘cooling off’ period for its cancellation by the subscriber, plus a waiver of the three-day cooling off period; b ) Company officials will not meet with any prospective purchasers on an individual basis; and c) Investors must rely solely on the information contained in Form 1-A, and in this the original and this Fourth Amended Offering Circular.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in   the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.”

The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Future uncertainties may include the inability to maintain a credit rating, and the impact on funding costs and competitive position if the company does not do so, the inadequacy of cash flows and earnings, and other conditions which may affect the ability of the company to pay a dividend or to repurchase shares, which may be affected by their cash flows and earnings, and other factors.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The Company’s board adopted a dilution plan which specifies the rules by which shares are issued to founders and non-founders following a stock sale pursuant to Regulation A. The purpose of this dilution plan is to protect the shareholders, founders and non-founders alike, with their respective ownership stake in the Company. The board’s resolutions indicate that with each sale of the Company’s stock, the founding members receive 80% of the total number of shares issued in connection to the sale, furthermore, the non-founding shareholders will each receive 20% of the total number of shares issued in connection to the sale (so called ‘bonus shares’) triggering another issuance to the founders that is equal to 80% of such bonus shares. The dilution model aims to keep an ownership ratio of 80:20 with the founding shareholders perpetually owning 80% of the Company’s issued and outstanding shares regardless of whether the actual shares purchased by non-founders exceed 20% of the total shares purchased.

Since inception, the officers, directors and affiliated persons of the Company have paid an aggregate average price of $0.024 per share of Common Stock in comparison to the offering price of $2.50 per share.

The following table compares the price that new investors are paying for their shares with the effective cash price paid within the last year, or to be paid, by existing stockholders and assuming that the shares in this Offering are priced at $2.50 per share.  It reflects all transactions since inception, which gives investors a better sense of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires.

	$25,000,000	$50,000,000	$75,000,000
	Raised	Raised	Raised
Price per share	$2.50	$2.50	$2.50
Shares issued	10,000,000	20,000,000	30,000,000
Capital raised	$25,000,000	$50,000,000	$75,000,000
Less: Offering costs	$(27,500)	$(27,500)	$(27,500)
Net offering proceeds to company	$24,972,500	$49,972,500	$74,972,500
Net tangible book value pre-financing (2)	$1,105,867	$1,105,867	$1,105,867
Common stock issued and outstanding pre-financing	12,400,000	12,400,000	12,400,000
Bonus shares issued to founders in connection with the offering (3)	40,000,000	80,000,000	120,000,000
Post financing shares issued and outstanding	62,400,000	112,400,000	162,400,000
Net tangible book value per share prior to offering	$0.09	$0.09	$0.09
Increase (decrease) per share attributable to new investors	$0.33	$0.37	$0.38
Net tangible book value after offering	$0.42	$0.45	$0.47
Dilution per share to new investors	$2.08	$2.05	$2.03

(1)Under each scenario, it is assumed that there is no existing non-founding shareholder prior to the closing of the raised amount, and each shareholder within the raise invested $250,000.

(2)Net tangible book value is calculated as follows.

Total stockholders' equity at August 13, 2021	$1,110,867
Less: intangible assets	$(5,000)
Equals tangible book value pre-financing	$1,105,867

(3)The bonus shares are issued to founders in connection with the offering allows the Company founders to maintain the ownership ratio of 80:20.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The maximum offering amount is $75,000,000.

(a)Underwriters. - there are no current underwriters retained; and

(b)Discounts and commissions.

There are no agreements for discounts and commissions; No third-party sellers have been retained

(c)Plan of distribution.

All shares, pursuant to the subscription agreement, will land in the hands of the investor upon the consummation of the subscription agreement, with the signature of the company's representative.

There are no third-party offering agreements, contracts, or any other relations with any persons or companies;

(d)No shares offered or sold on account of securities holders.

(e) Restrictions on amounts of funds raised, threshold requirements for achieving funds limit, and requirements of return of funds.

The minimum for this offering is $500 and the maximum is $5 million.

Upon a subscriber/investor/purchaser exercising the rights under the three-day cooling off period, all funds will be returned to the subscriber/investor/purchaser;

(f)No material delays.  As there are no underwriters as of this Fourth Amended Offering Circular, there will. be no material delays in the payment of the proceeds of the offering by the underwriter to the issuer, and, therefore, the salient provisions in this regard and any effects on the issuer may be stated here

(g) No other arrangements.

There are no other arrangements that: (1) limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2)stabilize the market for any of the securities to be offered, or; (3) withhold commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(h)No underwriters confirming sales. There are no underwriters that intend to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Investors will be charged a non-refundable processing fee up to 4% of the amount you invest at the time you subscribe for our securities. This fee will be refunded in the event the company does not have any closing.

Investor Perks

To encourage participation in the Offering, we are providing specific perks for investors who invest a minimum of $500 in this offering. Additional perks are available for investments of greater amounts. We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing.

The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
$500-$2,499	50,000 tickets for NFT PRIZELOCKER blockchain games (under construction)
$2,500 - $4,999	250,000 tickets for NFT PRIZELOCKER blockchain games (under construction)
$5,000 - $9,999	500,000 tickets for NFT PRIZELOCKER blockchain games (under construction)
$10,000+	1,000,000 tickets for NFT PRIZELOCKER blockchain games (under construction)

USE OF PROCEEDS TO ISSUER

The company estimates that if it sells the maximum amount of $75,000,000 from the sale of Share which represents the value of shares available to be offered as of the date of this offering circular, the net proceeds to the issuer in this offering will be approximates $74,972,500, after deducting the estimated offering expenses of approximately $27,500 (including payment to marketing, legal and accounting professional fees and other expenses).

1.Statement of Allocation of Proceeds.   All proceeds have been allocated for particular purposes. Such purposes are related primarily to the gaining of access to the multi-channel networks, and to acquiring product, by way of videos, which the channels will accept. Other uses of proceeds include purchase of scripts and copyrights and intellectual property of films, TV series, variety shows, online content, games, digital arts, and NFTs, as well as their related merchandizing, the purchase of scripts and copyrights, purchase of the YouTube KOL matrix, expansion of IT infrastructure, and staff expansion, legal and accounting fees.

2. Statement of Compensation.  Proceeds will not be used to compensate or otherwise make payments to officers or directors of the issuer. There are no subsidiaries of the company, and, therefore, no payments to make to any subsidiaries.

3.No Best-Efforts Offerings.  There are no best-efforts offerings in the offering.

4.Consistency With Item 9(c), below. In accordance with the Form 1-A instructions of this section, the issuer incorporates Item 9(c), into this section.

5.Material Amounts of other Funds. The issuer has received material amounts, as shown in the tables shown in this Fourth Amended Offering Circular, and also in the report of the auditor, made an exhibit to this document.

6.No Proceeds to be used to discharge Indebtedness.   There are no material parts of the proceeds to be used to discharge indebtedness. There has been no indebtedness incurred, and therefore, not within one year, of the offering.

7.No assets to be acquired other than in the ordinary course of business.  There are no assets to be acquired other than in the ordinary course of business. As provided in greater detail in the Fourth Amended Offering Circular, the key to an early success of the business will be in purchasing the services of the multi-channel networks, and then obtaining product, consisting of videos, that will be accepted by the channel owners, for distribution to paying viewers. All such activity is within the ordinary course of the streaming video industry. More specifically, the company has no plans and no business plan, or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

8.No anticipated change in use of proceeds.  The issuer does not anticipate any change in the use of proceeds. The two key elements in the video business are the multi-channel networks, and acquiring product, consisting of videos, that will be accepted by the channel owners for distribution to paying customers. The issuer does not believe that any change in circumstances leading to an alternative use of proceeds is likely to occur.   The Company, however, reserves the right to change the use of proceeds at management’s discretion.

THE COMPANY’S BUSINESS

(a) Narrative description of business.

(1)Business done and intended to be done.

Streamline USA, Inc. was incorporated in September 9th, 2020. Prior to its incorporation, it did no business, was not affiliated with, associated with, or a part of any other entity. The company was founded by its founders. The business to be done includes conducting entertainment marketing services in the forms of product placement, promotion & activation, social media KOL marketing, talent endorsement, etc., successfully trade and distribute global films, other high-quality content, games, digital arts, and NFTs, as well as their related merchandizing. Utilizing the strategic capabilities of the founders, the contents mentioned above will be sold/distributed across multi-channel networks/platforms.  The founders have extensive experience in the video and the digital hi-tech sectors, and all live and work in Culver City, California, the U.S. hub of the film industry. The founders believe that, by combining their experience, the company will be able to compete in the highly competitive video sector, including by making inroads for consumer choices, into the viewing sector of the large companies, which are, YouTube, Netflix Hulu, Amazon Prime Video and Disney, among others.  In addition, the Company has developed a database portal which integrated information of more than 12 million KOLs across major social network platforms, including Instagram, Twitter, YouTube and more, enabling the Company to identify suitable influencers to fit a client’s marketing needs.

Streamline aims to help the entertainment industry to become more representative for the minority community, both in term of providing content to minority consumer/audience, and providing support to minority-owned businesses.

(i)The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

Streamline USA, Inc. focuses on high-quality entertainment marketing service and popular content trading.  Besides the conventional entertainment marketing methods such as product placement and talent endorsement, the Company has also developed a database portal which integrated information of more than 12 million KOLs across major social network platforms from various countries in North America, Europe, and Asia, providing more suitable options for different business needs. On the other hand, the Company’s content will encompass all genres and formats, including action, comedy, drama, fantasy, romance, and more. Short videos, typically those that are more flexible in terms of copyright, will also be included in the catalogue.

For example, as referenced in “Management’s Discussion & Analysis of Financial Condition and Results of Operations” below, the Company entered into a contract and sold one of its assets, a copyright, for the amount of $1.5 million. A full copy of the contract is shown in the exhibits, “Exhibits”, to this Fourth Amended Offering Circular. This contract provides a good discussion point, whereby the investor may better understand the Company’s business. To achieve such a contract, Company officials had to search for the asset, the copyright. In the highly competitive sector of copyrights and videos, this task can be accomplished only by persons who have an expertise in the search and acquisition of such assets. In this offering, all three principal founders, Mrs. Igielko-Herrlich, Ma and Xue, have significant expertise in this area. Thereafter, the company was able to find a buyer for the copyright, and to sell it for cash. A full knowledge of potential buyers, their sector, their cash position, and all importantly, the size of the buyer’s market, must exist. Otherwise, the company faces the prospect of selling an asset for less than its value. The fact that company officials knew exactly the type of purchaser, the manner of fronting the deal, and the commanding price, $1.5 million, cash, achieved for the copyright is a demonstration of the Company’s early prowess in the copyright sector alone.

Besides the new business mentioned above, Streamline will also continue to provide entertainment marketing service as the current main source of the Company’s revenue:

(ii)The status of a product or service, if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

Company officials have not made any such information public, and there is none to report as of the filing of this Fourth Amended Offering Circular.  Information as to investments is contained solely in the original and in this Fourth Amended Offering Circular, and the exhibits made a part of same.

(iii)Reserved on the S.E.C. Form 1-A instructions, and, therefore, no response can be made here.

(iv)The total number of persons employed by the issuer.  The company has five employees, full-time.

(v)Any bankruptcy, receivership or similar proceeding.  None.

(vi)Any legal proceedings material to the business or financial condition of the issuer.  None

(vii)Any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.  None

2 . Distinctive or special characteristics of the Issuer’s operation or industry which may have a material impact upon the issuer’s future financial performance:

(i)dependence on one or a few major customers or suppliers, which may have a material impact on the issuer's future financial performance.

The Company’s efforts to achieve immediate business relations with the multi-channel networks will be key to the early success of the companies. These efforts also apply to the copyright trading aspect of the business. Resources are scarce and highly concentrated, most overseas films and TV content are in the hands of a few major distribution companies. To ensure success for both short term and long term, the company needs to close as many deals as possible, and the contracts need to be as long term as possible;

(ii)effect of existing or probable governmental regulation (including environmental regulation).

There are no existing or probable government regulations that make the company’s business different from any of the other streaming video service companies, and therefore, with the exception of compliance with such regulations, or any that come into effect, there are no regulations which will have a material impact on the future financial performance of the company.

(iii)material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements.

There are no material terms, as of yet, or any anticipated, of any labor contracts, trademarks, licenses, franchises, concessions or royalty agreements. To the extent that any such may come into effect, going forward, all such will be made in such a manner that is consistent with those utilized in the ordinary course of business in the industry.

For example, if persons employed by the company are members of a labor union, the union contract and rules and regulations will govern. Or, for patents, trademarks and licenses, all government rules and regulations will be followed. For any concessions, such would become a part of any contract on a contract-by-contract basis. None exist or are known at this time. For any royalty agreements, those. which can be negotiated will be reduced to writing utilizing the well-known rules and laws that define such agreements. Compliance with all such items described here will be with the advice of counsel.

(iv)unusual competitive conditions in the industry.

The streaming video sector has undergone a significant transformation as a result of the impact upon theaters, due to the COVID-19 pandemic. To the extent that the pandemic continues to have an impact upon this sector, company officials will be competing in such a manner as will all other such video service companies.  Irrespective, once the pandemic recedes, however, company officials believe that a much broader streaming audience will remain, and thus, anticipate a continued expansion, post-pandemic; cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

The business cycle of the industry is tied to release dates of films. To the extent that all streaming companies will be vying for competitive products to sell to audiences, company officials are confident that they will be able to compete in the space.

There are no issues concerning supply chain distribution, and the video sector, including the company8, is not dependent upon raw materials or energy shortages for its business.

b.Reserved on the S.E.C. Form 1-A instructions, and, therefore, no response can be made here.

c.Industry Guides.

Consistent with the Industry Guides, OMB Number: 3235-0069, expiration date, October 21, 2022, the company does not fall within any of the industries to which the said Guides apply, including no activity with bank holding companies, oil and gas programs, interests in real estate partnerships, unpaid claims and claims adjustment expenses of property-casualty insurance underwriters, or mining operations

d.limited partnership or limited liability company interests.

The company has no other business entity other than the corporation described throughout this Fourth Amended Offering Circular. There are, therefore, no limited partnerships or limited liability company interests to report here.

e.Domestic control rules and interpretations compliance.

(i)AS TO RULE 251(b) OF REGULATION A

This Issuer, Streamline USA, Inc., is an entity organized under the laws of the State of Wyoming, with its sole and principal place of business in Culver City, California.

(ii)AS TO QUESTION 182.03 OF THE SECURITIES ACT COMPLIANCE AND DISCLOSURE INTERPRETATIONS (C&DIs) MOST RECENT UPDATE OF NOVEMBER 6, 2017

This Issuer, Streamline USA, Inc., has all of its headquarters and operations in the United States, and specifically in Culver City, California, and has no operations outside of the United States.

DESCRIPTION OF PROPERTY

Chief among any property to be held, will be the intellectual property, including copyrights, and the distribution rights from the purchase of the access to the multi-channel networks, and royalty rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating results. This section was prepared by company officials, with the assistance of the Tier 2 auditor, Ms. Najib, CPA. Her consent form covers all items in the offering documents.

(1)Significant factors, including unusual or infrequent events or transactions or new developments, materially affecting the issuer’s income from operations, and, in each case, indicating the extent to which income was so affected.

There are no significant factors which have materially affected any income from operations. Any such material events would be forward-looking and made upon achieving sales of shares. Specifically, there are no material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. These include: (i) matters that would have an impact on future operations that have not had an impact in the past, and (ii) matters that have had an impact on reported operations that are not expected to have an impact upon future operations.

(2)Any other significant component of revenue or expenses necessary to understand the issuer’s results of operations.

There are no other significant components of revenue or expenses that are necessary to understand the issuer’s results of operations. Specifically, the financial statements do not reveal any material changes from year to year in one or more-line items. Therefore, there are no causes of any such changes that would be necessary to an understanding of the issuer’s business as a whole. There are no causes in one line item that relate to other line items. Any variance in amounts of changes from year to year are readily computable from the financial statements, and therefore, not discussed in this document.

(3)Material changes shown in the financial statements.

There are no material changes in the financial statements as to net sales or revenues, and in particular, none which are attributable to changes in prices or to changes in the volume or number of products or services being sold or to the introduction of new products or services. There are no interim financial statements included, and therefore, there is no discussion of same here.

(a)Liquidity and capital resources.

(1) The issuer’s liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material deficiency in liquidity is identified, indicate the course of action that the issuer has taken or proposes to take to remedy the deficiency.

Company officials entered into a material contract for copyright scripts on August 5, 2021. The contract is between the company and a company called ‘Golden Renaissance Culture Media Co., Ltd. Under the terms of the contract, the company transfers its owned script literary works, including but not limited to, contents, episode briefs, literary scripts, biographies of characters, and dialogue scripts. The contract price is one and half million dollars ($1,500,000.00).

Of the contract amount, $1,050,000.00 is set aside to be used as working capital and is expected to cover the issuer’s daily operating expenses, payroll, and project-related costs (refer to (b) 2 and (c)). The daily operating and payroll expenses for the remainder of 2021 will be well under $100,000.00 according to Management with project costs expected to require a maximum of $300,000.00. Therefore, no liquidity issues have been identified. Moreover, according to Management, starting from January 2022, the projects for which the costs are related to will begin to generate revenue and cover their own costs, resulting in sufficient profitability.

As relates to the projects that are detailed in section C, the issuer expects to generate $1,500,000.00 in revenue in 2022 that are intended to be used to cover operating expenses. No other major working capital funding plan is in place in the short or long term and according to Management.  Company officials are not anticipating any further major working capital funding, and therefore, none is in place for the short or long term.

(2)The issuer’s material commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

The issuer’s material commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period are:

A. Entertainment marketing;

B. KOL Matrix Business; and

C. Acquisition of copyrights & IP of films, TV series, variety shows, online content, games, digital arts, and NFTs, as well as their related merchandizing.

The general purpose of such commitments is to fully implement the business upon achieving proceeds from the sale of shares from this offering.  These projects will be funded using the receivable of $1,050,000 mentioned in section 3(b) and revenues from these projects are expected to be realized in early 2022, as follows:

A. Entertainment marketing: $150,000.00;

B. KOL Matrix Business: $50,000.00; and

C. Copyright Related Acquisition: $100,000.00.

(b)Plan of Operations.

(1)Issuer’s plan of operation for the 12 months following the commencement of the proposed offering.

The Issuer’s plan of operation for the 12 months following the commencement of the proposed offering consists of, primarily:

A . Continued expansion of its entertainment marketing component, its advertising business, which generates immediate and recurring revenue; and

B. Continued development of the KOL database by increasing the number of KOLs included and improving the performance of the portal.

C . Expanded and accelerated implementation of its overseas content acquisition component.

Company officials are already in substantive negotiations with film and television copyright owning entities. One animation series is already in distribution. Present distribution is for 3,410 episodes to be distributed on media platforms such as TubiTV, Google Play, YouTube Movies, PlutoTV, the Roku Channel, IMDBTV, Crackle, and Vudu, among others.

(2)Opinion of management as to satisfaction of cash requirements.

In the opinion of management, the proceeds from the offering will satisfy its cash requirements.

(d) Trend information.

(1)Recent trends in production, sales and inventory.

The industry saw significant revenue growth due to restrictions on theatergoing as a result of the CoVID-19 pandemic. Company officials believe that, even with the pandemic receding, the significant number of new subscribers to streaming services will generate continuing and significant growth well into the future.

(2)The order book, costs and selling prices.

The primary source of revenue, pending expansion into the multi-channels and product content acquisition, distribution and royalties, remains in advertising.

The tables shown in this Fourth Amended Offering Circular, as well as those shown in the report of the auditor, provide the detail as to the costs incurred. Other information shown above details the anticipated expenses.

For the year 2021 to date, the company has realized advertising revenue in the amount of sixty thousand dollars ($60,000.00).

(3)Other trends

The issuer mostly incurred approximately $40,000.00 in legal and professional services costs as of August 13, 2021, since the date of inception with no other costs except minimal operating charges. Subsequent to August 13, 2021 and up to October 20, 2021, the issuer incurred $60,000 in another category of expenses ($50,000 paid to outsource activities related to the EM business and $10,000 paid to a talent agency) and $5,400 in Marketing expenses. Moreover, payroll and expenses in connection to the projects mentioned in (section c) are expected to be incurred during 2021. The issuer realized revenues on the EM business in the amount of $60,000 during 2021.

There are no other known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

(a)The information provided in the table below is made according to the instructions to Form 1-A:

Name	Position	Age	Term of Office
Ruben Igielko-Herrlich	•Board Director •President & CEO	61	Permanent
Dapeng Ma	• Board Director •Vice President	42	Permanent	N/A
Yitian Xue	•Board Director •Treasurer, CFO, CAO, & CTO	43	Permanent	N/A
Yue Wu	•Board Secretary	42	Permanent	N/A

There are no arrangements or understandings between the persons described above and any other persons, pursuant to which the person was or is to be selected to his or her office or position.

(b)No family relationships.

There are no family relationships between any director, executive director, or person nominated or chosen by the issuer to become a director or executive officer or any significant employee;

(c) Business experience.

(1)Ruben Igielko-Herrlich.  Mr. Igielko-Herrlich lives and works in Los Angeles, California.  He has over 30 years in the entertainment marketing industry and brings the experience of being able to create a truly global network for the company. Given his extensive number of years in the industry, Mr. Igielko-Herrlich, will bring his network-building talents in order that the company may start off with a global outreach, that will include the U.S. market, but also markets in South America, Europe, Southeast Asia and China. He has the ability to originate tailor-made strategies to create symbiotic associations between the viewer and the program. Mr. Igielko-Herrlich is acknowledged as being one of the pioneers of branded entertainment. His clients have included but are not limited to The BMW Group (BMW, Mini, Rolls-Royce, BMW Motorrad), Bulgari, Lacoste, Louis XIII, Moët & Chandon.  Mr. Igielko-Herrlich is credited with such dominating placements as the memorable Nokia integrations in both The Matrix and Transformers, the impressive BMW integrations and promotional tie-ins with Mission: Impossible – Ghost Protocol and Mission: Impossible – Rogue Nation, among others.  In addition, Mr. Igielko-Herrlich has developed and established the renowned entertainment media evaluation solution process. The process is established as the most representative quantification method for entertainment marketing activities available today.  Mr. Igielko-Herrlich is currently 61 years of age, holds a master’s degree in Business Administration from Emory University and a Bachelor of Science degree in Business Administration from HEC University of Lausanne.  Through his extraordinary experience and capability, Mr. Igielko-Herrlich has built a bridge between brand clients and the great resources of Hollywood in the TV and film industry, as well as created innovative collaborations. He has established close partnerships with six major studios in Hollywood, recommended by 20th Century Fox, Paramount Pictures, Universal Picture, Warner Bros. Entertainment.   Company officials believe that his leadership will propel the company to an accelerated entry into the video market sector.

(2)Dapeng (James) Ma.  Dapeng Ma lives and works in Los Angeles, California. Mr. Ma is 42 years of age.  Mr. Ma’s overall contribution to the company is and will be in the areas of international film distribution, film box office marketing, film media advertising and pre-roll advertisements.  With the major Hollywood studios, he has performed services relating to overseas theatrical releases. In addition, he has advised on various production aspects, including scouting and brand collaborations.  Among his major feature film participations are Teenage Mutant Ninja Turtles (2014), Interstellar (2014), Mission: Impossible - Rogue Nation (2015), and Wonder Woman (2017).

(3)Yitian (Fred) Xue.   Yitian Xue lives and works in Los Angeles, California. Mr. Xue is 43 years of age.  With degrees in computer science and applications, Mr. Xue brings, and will continue to bring his considerable management skills to the entire company infrastructure and ecosystem. With over 20 years in operations management, research and development, Mr. Xue brings his strong communication, analytical and prioritization abilities to the company. He will place the company on an advanced management level, to include accelerated implementation of operations management, new technology development and software implementation.  For example, Mr. Xue has managed IT projects for these companies: Shanghai Cellstar International Trading, EntroSpect Solutions. Mr. Xue was the founder, in 2015, of Tancal Technology, Inc. a company providing Commodity Exchange Infrastructure, Dealing Desk and Market Making Solutions.

(4)Yue (Melody) Wu. Yue Wu’s work is based in Los Angeles, California. Ms. Wu has work experience in entertainment, finance, fashion, and art. Ms. Upon graduating from University of North Texas with a BA in Accounting in 2013, Mr. Wu started her career at KPMG specialized in US federal taxation, including partnerships and corporations. Ms. Wu gained experience in the art and fashion industries promoting independent luxury designer brands. Before entering the entertainment marketing business, Ms. Wu also gained insight experience in the film industry by working on several major movie productions, including Chen Kaige’s feature film “Monk Comes Down the Mountain”.  Ms. Wu started her career in entertainment marketing in 2016 where she collaborated with different teams globally and facilitated numerous promotion and product placement deals for various brands and films co-ops, including jd.com x “Pacific Rim 2” and SHARP x “Skyscraper”.

(c)Involvement in certain legal proceedings

(1) Bankruptcy or State insolvency:

There are no members of the group who have been involved in such proceedings. The company has not been involved in any bankruptcy proceedings;

(2) Criminal proceedings: There are no members of the group who have been involved in any criminal proceedings.

(3) Other legal proceedings:

The company is involved in no other legal proceedings.

COMPENSATION OF DIRECTORS AND EXCUTIVE OFFICERS

(a)Table required by Form 1-A instructions.

Name	Capacities in which compensate on was received (e.g., Chief Executive Officer, directors, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ruben Igielko-Herrlich	President & Chief Executive Officer	0	0	0
Dapeng Ma	Vice President	0	0	0
Yitian Xue	Treasurer	0	0	0

(b)Provide the aggregate annual compensation of the issuer’s directors as a group for the issuer’s last completed fiscal year. Specify the total number of directors in the group.

The current board is composed of the persons shown in the table in subsection (a), here. There was no compensation, and therefore, no aggregate compensation to such persons, and therefore, the answer to this section is: none.

(c)For Tier 1 offerings.  As this is not a Tier 1 offering, no response is made here;

(d)Proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the individuals specified in paragraphs (a) and (b) of this item.   As of the filing of this Fourth Amended Offering Circular, the board has made no plan, and does not anticipate any at this time. The board members are financially self-sustaining in their own right, so that proceeds will be directed solely to the items discussed and described in this Fourth Amended Offering Circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below show as of November 30, 2021, the security ownership of the company’s directors and executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Title of class	Name and address of beneficial Owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common. Stock	Reuben Igielko-Herrlich 11264 Playa Court, Culver City, CA. 90230	2,000,000	None	16.13%
Common Stock	Dapeng Ma 11264 Playa Court, Culver City, CA. 90230	3,250,000	None	26.21%
Common Stock	Yitian Xue 11264 Playa Court, Culver City, CA. 90230	3,250,000	None	26.21%
Common Stock	Guojin Hui 11264 Playa Court, Culver City, CA. 90230	1,500,000	None	12.10%
Common Stock	Esther & James LLC 11264 Playa Court, Culver City, CA. 90230	2,400,000	None	19.35%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

(a)Describe briefly any transactions or any currently proposed transactions during the issuer’s last two completed fiscal years and the current fiscal year, to which the issuer or any of its subsidiaries was or is to be a participant and the amount involved exceeds the lesser of $120,000.00 and one percent of the average of the issuer’s total assets at year-end for the last two completed fiscal years for Tier 2:

There are no such transactions.

(1)Any director or executive officer of the issuer.   None.

(2)Any nominee for election as a director. None.

(3)Any securityholder named in answer to Item 12(a)(2).  None.

(4)If the issuer was incorporated or organized within the past three years, any promoter of the issuer.  None.

(5)Any immediate family member of the above persons, including any such person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing such person’s household.  None.

(b)If any expert named in the offering statement as having prepared or certified any part of the offering statement was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time, thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, describe the nature of such contingent basis, interest or connection.

None.

SECURITIES BEING OFFERED

(a)Capital stock.

(1)title of class: common/voting;

(2) dividend rights: The board has not yet discussed dividends, and plans to do so only in the context of retaining a compensation expert to provide guidance on this issue;

(3) voting rights: Common to all: all shareholders have one vote for each share owned;

(4)liquidation rights: The board has not yet issued a resolution on this issue;

(5)preemptive rights: There are no preemptive rights, and no contracts for any preemptive rights, and thus, the ‘one class / one price’ format is maintained. In general, however, all shareholders will be issued additional shares with each successive new issue, consistent with their amounts held, and as calculated using the dilution formula shown above;

(6)conversion rights: There are no conversion rights because there is only one class of stock: common/voting;

(7)redemption provisions:  There has been no discussion, yet, as to any redemption of shares, and same will take place upon the retainer of a compensation and shares expert in order to provide guidance;

(8)sinking fund provisions: As there are no bonds being sold in this offering, so that there are no sinking fund provisions;

(9)liability to further calls or to assessment by the issuer: There will be no calls or assessments by the Issuer, without a resolution by the board, circulated to all shareholders.

(b)Debt securities are being offered: There are no debt securities being offered as all shares in the offering are ‘one class / one price.

(c) Warrants, rights, or convertible securities: there are no warrants, rights or convertible securities as all shares are ‘one class plan or arrangement.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or [certain types of capital-raising]. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

Streamline USA, Inc.

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT…………………….………………………………………..31

FINANCIAL STATEMENTS FOR THE YEARS ENDED

 AUGUST 13, 2021 AND DECEMBER 31, 2020:

BALANCE SHEET……………………………………………………………………………………..33

STATEMENT OF INCOME……………………………………………  ……………………………..34

STATEMENT OF CHANGES IN MEMBERS’ EQUITY……………………………………………..35

STATEMENT OF CASH FLOWS…………………………………………………  …………………36

NOTES TO FINANCIAL STATEMENTS……………………………………………………………..37

INDEPENDENT AUDITOR’S REPORT

To the Members of STREAMLINE USA, INC.

11264 PLAYA CT.

CULVER CITY, CALIFORNIA 90230

I have audited the accompanying financial statements of STREAMLINE USA, INC., which comprise the Balance Sheet as of August 13, 2021, and December 31, 2020, and the related Statements of Income, Changes in Members’ Equity and Cash Flows for the period between September 9th, 2020 (the date of inception) and August 13, 2021, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of STREAMLINE USA, INC. as of August 13, 2021, and December 31, 2020, and the results of its operations and cashflows for the period between September 9, 2020 (the date of inception) and August 13, 2021, in conformity with U.S. generally accepted accounting principles.

/s/PROCYON FINANCIAL LLC

 Wilmington, Delaware

                  August 20, 2021

STREAMLINE USA, INC.

BALANCE SHEET

AS OF AUGUST 13, 2021, AND DECEMBER 31, 2020

	As of August 13, 2021	As of December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$79,617	-
Receivables	1,050,000	-
Total current assets	1,129,617	-

Non-current assets:
Intangible assets:
Copyrights	5,000	-
Total Intangible assets	5,000	-

Total Assets	$1,134,617	-

Liabilities & Members’ Equity
Current liabilities:
Accounts Payable	23,750	-
Total current liabilities	23,750	-

Non-current Liabilities:
Total non-current liabilities	-	-

Total Liabilities:	$23,750	-
Equity:
Common Stock (12,400,000 shares issued and outstanding; no par)	-	-
Retained Earnings (accumulated deficit)	-	-
Paid-in capital	100,000	-
Net income (loss)	1,010,867	-

Total Equity:	1,110,867	-

Total Liabilities & Equity	$1,134,617	-

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF INCOME

FOR THE PERIOD BETWEEN SEPTEMBER 9, 2020 (THE DATE OF INCEPTION) AND AUGUST 13, 2021

	2021	2020
Revenue:
Revenue from copyrights transfer	1,050,000	-
Total revenues	1,050,000	-

Expenses:
Legal & Professional Services	39,073	-
Bank charges & fees	60	-
Total Expenses	39,133	-

Income (loss) from Operations	1,010,867	-

Other Income (Expenses):
Total Other Income (Expenses)	-	-

Net Income (loss)	$1,010,867	-

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

AS OF AUGUST 13, 2021, AND DECEMBER 31, 2020

	Common Stock		Paid-in	Retained Earnings
	Shares	Amount	Capital	(accumulated deficit)	Total
Beginning Balance, December 31, 2020	-	-	-	-	-
Issuance of Common stock	12,400,000	-	-	-	-
Paid-in Capital	-	-	100,000	-	100,000
Net income (loss)	-	-	-	1,010,867	1,010,867
Ending Balance, August 13, 2021	12,400,000	-	100,000	1,010,867	1,110,867

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF CASH FLOWS

AS OF AUGUST 13, 2021, AND DECEMBER 31, 2020

	As of August 13, 2021	As of December 31, 2020
Cash flow From Operating Activities:
Net income (loss)	$1,010,867	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Changes in:
Accounts Payable	23,750	-
Receivables	(1,050,000)	-
Net cash provided (used) by operating activities	(15,383)	-

Cash flow From Investing Activities:
Acquisition of copyrights	(5,000)	-
Net cash provided (used) by investing activities	(5,000)	-

Cash flow from Financing Activities
Paid-in Capital	100,000	-
Net cash provided (used) by financing activities	100,000	-

Increase in Cash	79,617	-
Cash, beginning of year	-	-
Cash, end of year	$79,617	-

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD BETWEEN SEPTEMBER 9, 2020 (THE DATE OF INCEPTION) AND AUGUST 13, 2021

About the Company & its Nature of operations

STREAMLINE USA, INC. (the Company), is a Wyoming Corporation incorporated on September 9th, 2020. According to Management: “the mission of the Company is to capture a major share of the film and video distribution industry and Company officials will position the company as a leader in distributing content on a global scale. To accomplish these goals, company officials will implement a cohesive marketing strategy utilizing direct and digital marketing initiatives to reach its target markets. Company officials anticipate forming strategic partnerships with entertainment industry giants. Such partnerships will create a seamless process for its content, with a lower takeoff risk”.

Fiscal year

The Company operates on a December 31st year‐end.

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of August 13, 2021.

Accounts Payable

This account consists of payments due on legal services including registration with the U.S. Securities and Exchange Commission (‘SEC’) for a Reg. A+ offering. The balance payable for this specific project totaled $15,000 as of August 13, 2021 (The total costs under the agreement which pertains to this project is $30,000 and is recorded in ‘Legal & Professional services’). Additionally, a payable of $3,750 is due for phase II in legal opinion services. Moreover, $5,000 is owed to a Script Owner for the acquisition of all rights to literary work.

Receivables

The Company entered into an agreement with a third party (‘the transferee’) on August 5, 2021, where the Company agreed to transfer all rights of literary work it owns including contents, episode briefs, literary scripts, biographies of characters, dialogue scripts to the transferee in exchange for receiving a payment of $1,500,000. The script was created by a third party entrusted by the Company in October 2020, with $1,050,000 to be received within 60 days after the agreement comes into effect and $450,000 to be received after the transferee receives the final draft of the script.

The Company uses the allowance method to account for estimated uncollectible receivables.  Receivables are presented net of an allowance for doubtful accounts.  As of August 13, 2021, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due receivables is based on the amount, time past due, and response received from the subject customer and other third parties.

Intangibles

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books as of August 13, 2021, consist of literary work rights the Company acquired on 9 August 2021. Under the agreement, the Company was granted a perpetual transferrable license to all motion pictures, all television motion pictures and other television rights, together with limited radio broadcasting rights and publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the literary work and in and to the copyright thereof and all renewals and extensions of copyright.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of August 13, 2021.

Equity

Under the articles of incorporation, the total number of shares that the Corporation has the authority to issue is unlimited shares of Common stock at no par. As of August 13, 2021, and December 31, 2020, twelve million four hundred thousand (12,400,000) and nil shares of common stock have been issued and are outstanding, respectively. The transfer of shares is unrestricted, except as provided by any future buy-sell agreement signed by all stockholders and the Capital stock, after the amount of the subscription price has been paid in, is not subject to assessment to pay the debts of the corporation.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through August 15th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.